

Investor and Media Relations: Patricia Figueroa
+1 (617) 747-3300
ir@amg.com
pr@amg.com

AMG Reports Financial and Operating Results for the Second Quarter and First Half of 2026

Company reports Diluted EPS of $6.95, Economic EPS of $8.29 in the second quarter of 2026

▶ Net income (controlling interest) of $186 million and Economic net income (controlling interest) of $221 million
▶ Economic EPS of $8.29 increased 54% year over year, reflecting the evolution of AMG's business toward greater participation in alternative strategies and its disciplined approach to capital allocation
▶ Record AUM of $942 billion; $13 billion in net client cash flows included record alternative net inflows of $29 billion
▶ Repurchased $189 million in common stock, bringing total repurchases for the first half of the year to $375 million

JUPITER, FL, July 30, 2026 — AMG, a strategic partner to leading independent investment management firms globally, today reported its financial and operating results for the second quarter and six months ended June 30, 2026.

Jay C. Horgen, President and Chief Executive Officer of AMG, said:
"AMG delivered another quarter of excellent results, with year-over-year growth in Adjusted EBITDA and Economic earnings per share of 44% and 54%, respectively. Net client cash flows of approximately $13 billion in the quarter, and more than $35 billion in the year to date, reflect the ongoing strength in alternative strategies, which generated net inflows of approximately $29 billion in the quarter and approximately $58 billion in the first half. The momentum across our business highlights the successful execution of our strategy and the evolution of our earnings profile, as sustained organic growth in alternative strategies continues to increase their contribution to AMG's earnings.

"More broadly, over the last 12 months, our assets under management have increased by approximately $171 billion, or 22%, including approximately $69 billion from growth investments in new Affiliates and approximately $56 billion in net client cash flows. Looking ahead, we see increasing opportunities to invest in growth through both new and existing Affiliates, further expanding our participation in areas of secular demand and enhancing our long-term prospects.

"Given the strength of our business, our increasing cash flow generation, flexible capital position, and distinct competitive advantages — including our worldwide reputation as a collaborative strategic partner to the highest-quality independent firms — we are uniquely positioned to capitalize on attractive growth opportunities, drive durable earnings growth, and create meaningful long-term value for our shareholders."

FINANCIAL HIGHLIGHTS	Three Months Ended		Six Months Ended	
(in millions, except as noted and per share data)	**6/30/2025**	**6/30/2026**	**6/30/2025**	**6/30/2026**
Operating Performance Measures				
AUM (at period end, in billions)	$ 771.0	$ 942.4	$ 771.0	$ 942.4
Average AUM (in billions)	736.6	920.9	724.3	901.3
Net client cash flows (in billions)	8.1	12.9	7.7	35.5
Aggregate fees	1,173.5	1,661.5	2,443.9	3,571.4
Financial Performance Measures				
Net income (controlling interest)	$ 84.3	$ 185.9	$ 156.6	$ 296.3
Earnings per share (diluted)[1]	2.80	6.95	5.01	10.76
Supplemental Performance Measures[2]				
Adjusted EBITDA (controlling interest)	$ 219.7	$ 316.0	$ 447.9	$ 633.3
Economic net income (controlling interest)	159.2	221.4	317.9	446.1
Economic earnings per share	5.39	8.29	10.58	16.52

For additional information on our Supplemental Performance Measures, including reconciliations to GAAP, see the Financial Tables and Notes.

Capital Management

During the second quarter of 2026, the Company repurchased approximately $189 million in common stock, bringing total share repurchases to approximately $375 million in the first half of the year. Subsequently, the Company announced a second-quarter cash dividend of $0.01 per share of common stock, payable August 24, 2026 to stockholders of record as of the close of business on August 10, 2026.

About AMG

AMG (NYSE: AMG) is a strategic partner to leading independent investment management firms globally. AMG's strategy is to generate long-term value by investing in high-quality independent partner-owned firms, through a proven partnership approach, and allocating resources across AMG's unique opportunity set to the areas of highest growth and return. Through its distinctive approach, AMG magnifies its Affiliates' existing advantages and actively supports their independence and ownership culture. As of June 30, 2026, AMG's aggregate assets under management were approximately $942 billion across a diverse range of private markets, liquid alternative, and differentiated long-only investment strategies. For more information, please visit the Company's website at www.amg.com.

Conference Call, Replay, and Presentation Information

A conference call will be held with AMG's management at 8:30 a.m. Eastern time today. Parties interested in listening to the conference call should dial 1-877-407-8291 (U.S. calls) or 1-201-689-8345 (non-U.S. calls) shortly before the call begins.

The conference call will also be available for replay beginning approximately one hour after the conclusion of the call. To hear a replay of the call, please dial 1-877-660-6853 (U.S. calls) or 1-201-612-7415 (non-U.S. calls) and provide conference ID 13761085. The live call and replay of the session and a presentation highlighting the Company's performance can also be accessed via AMG's website at https://ir.amg.com/.

Financial Tables Follow

ASSETS UNDER MANAGEMENT BY STRATEGY - STATEMENT OF CHANGES *(in billions)*

BY STRATEGY - QUARTER TO DATE	Alternatives		Differentiated Long-Only		
	Private Markets	Liquid Alternatives	Equities	Multi-Asset & Fixed Income	Total
AUM, March 31, 2026	$ 148.0	$ 261.5	$ 297.8	$ 174.7	$ 882.0
Client cash inflows and commitments	8.0	30.8	10.3	13.5	62.6
Client cash outflows	(0.2)	(9.7)	(24.8)	(15.0)	(49.7)
Net client cash flows	**7.8**	**21.1**	**(14.5)**	**(1.5)**	**12.9**
Affiliate transactions[i]	—	—	—	(5.6)	(5.6)
Market changes	0.2	10.0	39.1	6.6	55.9
Foreign exchange	(0.2)	0.2	(0.4)	(0.2)	(0.6)
Realizations and distributions (net)	(2.8)	(0.0)	(0.1)	(0.1)	(3.0)
Other	0.3	0.4	0.0	0.1	0.8
AUM, June 30, 2026	$ 153.3	$ 293.2	$ 321.9	$ 174.0	$ 942.4

BY STRATEGY - YEAR TO DATE	Alternatives		Differentiated Long-Only		
	Private Markets	Liquid Alternatives	Equities	Multi-Asset & Fixed Income	Total
AUM, December 31, 2025	$ 146.0	$ 227.2	$ 312.1	$ 128.0	$ 813.3
Client cash inflows and commitments	12.3	61.8	25.2	26.1	125.4
Client cash outflows	(0.3)	(16.0)	(48.8)	(24.8)	(89.9)
Net client cash flows	**12.0**	**45.8**	**(23.6)**	**1.3**	**35.5**
New investments[ii]	2.6	10.1	—	47.1	59.8
Affiliate transactions[i]	—	—	—	(5.6)	(5.6)
Market changes	(0.2)	9.0	35.7	5.5	50.0
Foreign exchange	(0.5)	(0.9)	(2.1)	(0.5)	(4.0)
Realizations and distributions (net)	(4.6)	(0.0)	(0.2)	(0.2)	(5.0)
Other	(2.0)	2.0	(0.0)	(1.6)	(1.6)
AUM, June 30, 2026	$ 153.3	$ 293.2	$ 321.9	$ 174.0	$ 942.4

---

[i] Attributable to the myCIO Transaction as of the closing date.
[ii] Attributable to BBH Credit Partners and HighBrook Investors as of their respective closing dates.

CONSOLIDATED STATEMENTS OF INCOME

(in millions, except per share data)	Three Months Ended	
	6/30/2025	6/30/2026
Consolidated revenue	$ 493.2	$ 640.7
Consolidated expenses:		
Compensation and related expenses	263.7	316.1
Selling, general and administrative	95.7	107.4
Intangible amortization and impairments	6.3	7.2
Interest expense	34.5	40.5
Depreciation and other amortization	2.5	2.2
Other expenses (net)	10.0	13.3
Total consolidated expenses	412.7	486.7
Equity method income (net)[3]	**65.6**	**124.9**
Affiliate transaction gains[4]	—	14.6
Investment and other income	25.5	13.9
Income before income taxes	171.6	307.4
Income tax expense	35.7	70.0
Net income	**135.9**	**237.4**
Net income (non-controlling interests)	(51.6)	(51.5)
Net income (controlling interest)	$ 84.3	$ 185.9
Average shares outstanding (basic)	28.5	26.4
Average shares outstanding (diluted)	31.4	26.9
Earnings per share (basic)	$ 2.96	$ 7.05
Earnings per share (diluted)[1]	$ 2.80	$ 6.95

RECONCILIATIONS OF SUPPLEMENTAL PERFORMANCE MEASURES[2]

(in millions, except per share data)	Three Months Ended	
	6/30/2025	6/30/2026
Net income (controlling interest)	$ 84.3	$ 185.9
Intangible amortization and impairments	31.0	33.9
Intangible-related deferred taxes	14.6	13.3
Affiliate transactions[4]	—	(11.0)
Other economic items[5]	29.3	(0.7)
Economic net income (controlling interest)	$ 159.2	$ 221.4
Average shares outstanding (adjusted diluted)	29.5	26.7
Economic earnings per share	$ 5.39	$ 8.29
Net income (controlling interest)	$ 84.3	$ 185.9
Interest expense	34.4	40.5
Income taxes	35.1	68.6
Intangible amortization and impairments	31.0	33.9
Affiliate transactions[4]	—	(14.6)
Other items[5]	34.9	1.7
Adjusted EBITDA (controlling interest)	$ 219.7	$ 316.0

See Notes for additional information.

CONSOLIDATED STATEMENTS OF INCOME

(in millions, except per share data)	Six Months Ended			
	6/30/2025		6/30/2026	
Consolidated revenue	$	989.8	$	1,185.6
Consolidated expenses:				
Compensation and related expenses		494.1		603.2
Selling, general and administrative		190.4		214.7
Intangible amortization and impairments		89.6		56.5
Interest expense		68.6		78.9
Depreciation and other amortization		5.3		4.7
Other expenses (net)		21.6		34.6
Total consolidated expenses		869.6		992.6
Equity method income (net)[3]		140.9		272.2
Affiliate transaction gains[4]		–		14.6
Investment and other income		37.1		20.4
Income before income taxes		298.2		500.2
Income tax expense		63.1		116.5
Net income		235.1		383.7
Net income (non-controlling interests)		(78.5)		(87.4)
Net income (controlling interest)	$	156.6	$	296.3
Average shares outstanding (basic)		28.9		26.6
Average shares outstanding (diluted)		32.3		27.3
Earnings per share (basic)	$	5.43	$	11.16
Earnings per share (diluted)[1]	$	5.01	$	10.76

RECONCILIATIONS OF SUPPLEMENTAL PERFORMANCE MEASURES[2]

(in millions, except per share data)	Six Months Ended			
	6/30/2025		6/30/2026	
Net income (controlling interest)	$	156.6	$	296.3
Intangible amortization and impairments		116.8		103.1
Intangible-related deferred taxes		13.9		17.9
Affiliate transactions[4]		–		(11.0)
Other economic items[5]		30.6		39.8
Economic net income (controlling interest)	$	317.9	$	446.1
Average shares outstanding (adjusted diluted)		30.0		27.0
Economic earnings per share	$	10.58	$	16.52
Net income (controlling interest)	$	156.6	$	296.3
Interest expense		68.5		78.8
Income taxes		65.4		118.5
Intangible amortization and impairments		116.8		103.1
Affiliate transactions[4]		–		(14.6)
Other items[5]		40.6		51.2
Adjusted EBITDA (controlling interest)	$	447.9	$	633.3

See Notes for additional information.

CONSOLIDATED BALANCE SHEETS

	Period Ended	
(in millions)	12/31/2025	6/30/2026
Assets		
Cash and cash equivalents	$ 586.0	$ 411.0
Receivables	496.2	846.9
Investments	711.6	757.9
Goodwill	2,531.2	2,511.6
Acquired client relationships (net)	1,639.3	1,577.6
Equity method investments in Affiliates (net)	2,870.4	2,936.8
Fixed assets (net)	54.4	72.2
Other assets	318.3	289.5
Total assets	$ 9,207.4	$ 9,403.5
Liabilities and Equity		
Payables and accrued liabilities	$ 806.9	$ 1,015.9
Debt	2,691.3	3,004.0
Deferred tax liability (net)	533.1	486.8
Other liabilities	754.0	692.9
Total liabilities	4,785.3	5,199.6
Redeemable non-controlling interests	246.8	270.2
Equity:		
Common stock	0.6	0.6
Additional paid-in capital	616.1	530.2
Accumulated other comprehensive loss	(106.8)	(129.0)
Retained earnings	7,615.4	7,911.2
	8,125.3	8,313.0
Less: treasury stock, at cost	(4,886.9)	(5,275.0)
Total stockholders' equity	3,238.4	3,038.0
Non-controlling interests	936.9	895.7
Total equity	4,175.3	3,933.7
Total liabilities and equity	$ 9,207.4	$ 9,403.5

Notes

(1) Earnings per share (diluted) adjusts for the dilutive effect of the potential issuance of incremental shares of our common stock.

We assume the settlement of all of our Redeemable non-controlling interests using the maximum number of shares permitted under our arrangements. The issuance of shares and the related income acquired are excluded from the calculation if an assumed purchase of Redeemable non-controlling interests would be anti-dilutive to diluted earnings per share.

We are required to apply the if-converted method to our formerly outstanding junior convertible securities when calculating Earnings per share (diluted) for the period in which they were outstanding. Under the if-converted method, shares that are issuable upon conversion are deemed outstanding, regardless of whether the securities are contractually convertible into our common stock at that time. For this calculation, the interest expense (net of tax) attributable to these dilutive securities is added back to Net income (controlling interest), reflecting the assumption that the securities have been converted. Issuable shares for these securities and related interest expense are excluded from the calculation if an assumed conversion would be anti-dilutive to diluted earnings per share. Our obligations under the junior convertible securities were fully settled in cash in January 2026, following which there were no longer any junior convertible securities outstanding.

The following table provides a reconciliation of the numerator and denominator used in the calculation of basic and diluted earnings per share:

(in millions)	Three Months Ended		Six Months Ended	
	6/30/2025	6/30/2026	6/30/2025	6/30/2026
Numerator				
Net income (controlling interest)	$ 84.3	$ 185.9	$ 156.6	$ 296.3
Income (loss) from hypothetical settlement of Redeemable non-controlling interests, net of taxes	0.3	1.2	(1.5)	(2.8)
Interest expense on junior convertible securities, net of taxes	3.4	—	6.7	—
Net income (controlling interest), as adjusted	$ 88.0	$ 187.1	$ 161.8	$ 293.5
Denominator				
Average shares outstanding (basic)	28.5	26.4	28.9	26.6
Effect of dilutive instruments:				
Stock options and restricted stock units	1.0	0.3	1.1	0.4
Hypothetical issuance of shares to settle Redeemable non-controlling interests	0.2	0.2	0.6	0.3
Assumed issuance of junior convertible securities shares	1.7	—	1.7	—
Average shares outstanding (diluted)	31.4	26.9	32.3	27.3

(2) As supplemental information, we provide non-GAAP performance measures of Adjusted EBITDA (controlling interest), Economic net income (controlling interest), and Economic earnings per share. We believe that many investors use our Adjusted EBITDA (controlling interest) when comparing our financial performance to other companies in the investment management industry. Management utilizes these non-GAAP performance measures to assess our performance before our share of certain non-cash GAAP expenses primarily related to the acquisition of interests in Affiliates and to improve comparability between periods. Economic net income (controlling interest) and Economic earnings per share are used by management and our Board of Directors as our principal performance benchmarks, including as one of the measures for determining executive compensation. These non-GAAP performance measures are provided in addition to, but not as a substitute for, Net income (controlling interest), Earnings per share, or other GAAP performance measures. For additional information on our non-GAAP measures, see our most recent Annual and Quarterly Reports on Form 10-K and 10-Q, respectively, which are accessible on the SEC's website at www.sec.gov.

Adjusted EBITDA (controlling interest) represents our performance before our share of interest expense, income and certain non-income based taxes, depreciation, amortization, impairments, gains and losses related to Affiliate transactions, and non-cash items such as certain Affiliate equity-related activities, gains and losses on our contingent payment obligations, and unrealized gains and losses on seed capital, general partner commitments, and other strategic investments. Adjusted EBITDA (controlling interest) is also adjusted to include realized economic gains and losses related to these seed capital, general partner commitments, and other strategic investments.

Under our Economic net income (controlling interest) definition, we adjust Net income (controlling interest) for our share of pre-tax intangible amortization and impairments related to intangible assets (including the portion attributable to equity method investments in Affiliates) because these expenses do not correspond to the changes in the value of these assets, which do not diminish predictably over time. We also adjust for deferred taxes attributable to intangible assets because we believe it is unlikely these accruals will be used to settle material tax obligations. Further, we adjust for gains and losses related to Affiliate transactions, net of tax, and other economic items. Other economic items include certain Affiliate equity-related activities, gains and losses related to contingent payment obligations, tax windfalls and shortfalls from share-based compensation, unrealized gains and losses on seed capital, general partner commitments, and other strategic investments, and realized economic gains and losses related to these seed capital, general partner commitments, and other strategic investments.

Economic earnings per share represents Economic net income (controlling interest) divided by the Average shares outstanding (adjusted diluted). In this calculation, we exclude the potential shares issued upon settlement of Redeemable non-controlling interests from Average shares outstanding (adjusted diluted) because we intend to settle those obligations without issuing shares,

Notes (continued)

consistent with all prior Affiliate equity purchase transactions. The potential share issuance in connection with our former junior convertible securities is measured using a "treasury stock" method. Under this method, only the net number of shares of common stock equal to the value of the junior convertible securities in excess of par, if any, are deemed to be outstanding. We believe the inclusion of net shares under a treasury stock method best reflects the benefit of the increase in available capital resources (which could be used to repurchase shares of our common stock) that occurs when these securities are converted and we are relieved of our debt obligation.

The following table provides a reconciliation of Average shares outstanding (adjusted diluted):

(in millions)	Three Months Ended		Six Months Ended	
	6/30/2025	6/30/2026	6/30/2025	6/30/2026
Average shares outstanding (diluted)	31.4	26.9	32.3	27.3
Hypothetical issuance of shares to settle Redeemable non-controlling interests	(0.2)	(0.2)	(0.6)	(0.3)
Assumed issuance of junior convertible securities shares	(1.7)	–	(1.7)	–
Dilutive impact of junior convertible securities shares	–	–	–	–
Average shares outstanding (adjusted diluted)	29.5	26.7	30.0	27.0

(3) The following table presents pre-tax equity method earnings, equity method intangible amortization and impairments, and equity method income tax, which in aggregate form Equity method income (net):

(in millions)	Three Months Ended		Six Months Ended	
	6/30/2025	6/30/2026	6/30/2025	6/30/2026
Pre-tax equity method earnings	$ 94.1	$ 156.7	$ 193.6	$ 343.0
Equity method intangible amortization and impairments	(27.0)	(29.2)	(45.6)	(63.9)
Equity method income tax	(1.5)	(2.6)	(7.1)	(6.9)
Equity method income (net)	$ 65.6	$ 124.9	$ 140.9	$ 272.2

(4) The following table presents the impact of the divestiture of an advisor team at myCIO Wealth Partners, LLC ("myCIO") in June 2026 (the "myCIO Transaction"):

(in millions)	Three Months Ended		Six Months Ended	
	6/30/2025	6/30/2026	6/30/2025	6/30/2026
Affiliate transactions, pre-tax	$ –	$ 14.6	$ –	$ 14.6
Income taxes	–	(3.6)	–	(3.6)
Affiliate transactions, after-tax	$ –	$ 11.0	$ –	$ 11.0

(5) For the three and six months ended June 30, 2025 and 2026, other economic items and other items were predominantly the result of Affiliate equity-related activities.

Forward-Looking Statements and Other Matters

Certain matters discussed in this press release issued by Affiliated Managers Group, Inc. ("AMG" or the "Company") may constitute forward-looking statements within the meaning of the federal securities laws. These statements include, but are not limited to, statements related to our expectations regarding the performance of our business, our financial results, our liquidity and capital resources, and other non-historical statements. You can identify these forward-looking statements by the use of words such as "outlook," "guidance," "believes," "expects," "potential," "preliminary," "continues," "may," "will," "should," "seeks," "approximately," "predicts," "projects," "positioned," "prospects," "intends," "plans," "estimates," "pending investments," "anticipates," or the negative version of these words or other comparable words. Actual results and the timing of certain events could differ materially from those projected in or contemplated by the forward-looking statements due to a number of factors, including changes in the securities or financial markets or in general economic conditions, legal or regulatory changes, global trade tensions and changes in trade policies, the availability of equity and debt financing, competition for acquisitions of interests in investment management firms, uncertainties relating to closing of pending investments or transactions and potential changes in the anticipated benefits thereof, the investment performance and growth rates of our Affiliates and their ability to effectively market their investment strategies, the mix of Affiliate contributions to our earnings, and other risks, uncertainties, and assumptions, including those described under the section entitled "Risk Factors" in our most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q. Such factors may be updated from time to time in our periodic filings with the SEC. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this press release and in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statements, whether as a result of new information, future developments, or otherwise, except as required by applicable law.

This press release does not constitute an offer of any products, investment vehicles, or services of any AMG Affiliate.

From time to time, AMG may use its website as a distribution channel of material Company information. AMG routinely posts financial and other important information regarding the Company in the Investor Relations section of its website at www.amg.com and encourages investors to consult that section regularly.